Filed Pursuant to Rule 253(g)(2)

File No. 024-12109

Fundrise East Coast Opportunistic REIT, LLC

SUPPLEMENT NO. 19 DATED November 30, 2023

TO THE OFFERING CIRCULAR DATED December 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (“we”, “our” or “us”), dated December 30, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 4, 2023 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

  Declaration of dividend.

Declaration of Dividend

On November 29, 2023, the Manager of the Company declared a daily distribution of $0.0001369863 per share (the “December 2023 Daily Distribution Amount”) (which equates to approximately 0.39% on an annualized basis calculated at the current rate, assuming a $12.76 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on December 1, 2023 and ending on December 31, 2023 (the “December 2023 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the December 2023 Distribution Period and the distributions are scheduled to be paid prior to January 21, 2024. While the Company's Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.